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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                       APPOINTMENT OF ADDITIONAL DIRECTORS

         Toronto, Canada, January 16, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that Richard Rohmer, OC, QC and Andre Bisson, OC have been appointed as directors of Hollinger.

         Major General Rohmer is one of Canada's most decorated citizens. An RCAF fighter-reconnaissance pilot in World War II, he concluded his career in the Armed Forces after serving as Chief of Reserves. He is Counsel to the law firm of Rohmer & Fenn, a best-selling author, has twice served as chancellor of the University of Windsor, is the patron of the Toronto branch of St. John's Ambulance, the Honorary Chief Superintendent of the Ontario Provincial Police and The Honorary Chief of the Toronto Emergency Medical Service. His many awards include Officer of the Order of Canada, Commander of the Order of Military Merit, the Distinguished Flying Cross, the Order of Ontario and Queen's Counsel. He formerly served as a director of Standard Broadcasting Limited, Mediacom Inc., Southam Inc. and Ontario Development Corporation.

         Mr. Bisson has had a lengthy and distinguished career with the Bank of Nova Scotia and held the titles of Senior Vice-President and General Manager responsible for the Province of Quebec. Mr. Bisson has been a member of the Board of Directors of numerous companies, including, most recently, Power Financial Corporation, Donahue Inc. and Axa Insurance Canada. He is former Chancellor of the University of Montreal, is on the Board of Directors of Transat A.T. Inc., is Chairman of the Advisory Board of Bank Julius Baer Canada and is a member of the Advisory Board for The Carlyle Group as well as Pirelli Cable and Systems North America. Mr. Bisson holds an MBA from Harvard University and is an Officer of the Order of Canada.

         In addition, Messrs. Rohmer, Bisson and Peter G. White have been appointed as members of Hollinger's Audit Committee.

         Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J. A. Boultbee
Executive Vice-President
Hollinger Inc.
Tel: (416) 363-8721

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